

Mail Stop 3720

October 4, 2007

Yankuan Li
Chief Executive Officer and Chairman of the Board
Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
No. 197, Guangzhou Avenue North
Guangzhou, PRC 510075

> **Re:** **Guangzhou Global Telecom, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 4, 2007**
> **File No. 333-145858**

Dear Mr. Li:

We have limited our review of your Form SB-2 to consideration of your disclosure concerning the convertible note and warrant transactions and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please revise the cover page of your registration statement to include the name, address and telephone number of your agent for service as required by Form SB-2.

2.   Since you are registering securities to be offered on a continuous or delayed basis pursuant to Rule 415, please revise to check the appropriate box on the cover page of your registration statement.

3.   Your registration statement must be signed by your principal executive officer, your principal financial officer, your principal accounting officer and a majority of your board of directors. Provide the appropriate signatures with your next amendment. Refer to the instructions for signatures to Form SB-2.

4.   Some of the information in your registration statement does not appear consistent with your business or this offering as described elsewhere in the registration statement. For example:

*   On page four, you discuss risks encountered by motorsports companies;

*   On page seven, you discuss risks associated with trading in the Pink Sheets;

*   In the risk factor on page eight, you refer to a July 2006 financing; and

*   On page 13 and 22, you name Moore & Associates Chartered as your auditor.

        These are merely examples. Please revise to correct the inconsistencies in your disclosure.

Calculation of Registration Fee Table

5.   Disclose whether you are registering any shares that you may issue to satisfy your mandatory redemption obligations or to make interest payments on the convertible notes. We may have further comments.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Terms of Financing Documents, page 2

6.   Please discuss the material terms of the registration rights agreement.

Securities Purchase Agreement, page 2

7.   You refer to subscription amounts for the convertible notes that exceed the "net aggregate purchase price." Please clarify whether you issued the convertible notes at a discount to the principal amount (i.e., original issue discount).

8.   You disclose that the investors will purchase additional notes upon effectiveness of this registration statement. Please disclose any other material conditions to the investors' purchase of the additional notes.

Warrants, page 3

9.   Please expand your description of the anti-dilution provisions of the warrants to explain in more detail how a below-market stock issuance would result in an adjustment to the exercise price.

Notes, page 3

10.   Please disclose all the material terms of the notes. For example, describe the following:

- the anti-dilution and other terms of the convertible notes that could result in an adjustment to the conversion price;
- the company's monthly redemption obligation;
- the company's option to pay the monthly redemption and interest in cash or stock;
- the optional redemption provisions;
- the forced conversion provisions;
- the beneficial ownership limitations;

These are just examples. Please expand your disclosure accordingly.

Value of Shares Underlying Notes, page 3

11.   Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale using the market price per share for those securities on the date of the sale of the convertible notes. Disclose the market price and date that you are using to calculate the value of the shares.

12.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible notes and warrants transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, original issue discount, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view towards disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

13.   Please disclose the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the notes, presented in a table with the following information disclosed separately:

- the market price per share of the securities underlying the notes on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the notes, calculated by using the price per share established in the notes; and

- the total possible shares underlying the notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the notes, calculated by using the market price per share on the date of the sale of the notes and the total possible shares underlying the notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the notes calculated by using the conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the notes, calculated by subtracting the total conversion price on the date of the sale of the notes from the combined market price of the total number of shares underlying the notes on that date.

If there are provisions in the notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

14.   Please disclose the total possible profit the selling shareholders could realize as a result of the redemption conversion discount used if you opt to pay your mandatory redemption payments under the notes in shares of common stock. Present this information in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities that may be issued upon redemption of the notes, using the date of the sale of the notes;

- the redemption conversion price per share used to convert your mandatory redemption payments into securities, calculated by using the redemption conversion discount rate and the market rate per share on the date of the sale of the notes.

- the total possible shares issuable upon redemption of the notes (assuming no interest payments and complete redemption throughout the term of the notes);

- the combined market price of the total number of shares issuable upon redemption of the notes, calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable upon redemption;

- the total possible shares the selling shareholders may receive and the combined redemption conversion price used to convert your mandatory redemption payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the ntoes, calculated by subtracting the total conversion redemption price on the date of the sale of the notes from the combined market price of the total number of shares issuable upon redemption of the notes on that date.

Provide similar disclosure of the total possible profit the selling shareholders could realize as a result of the interest conversion discount used if you opt to pay your interest payments on the notes in shares of common stock.

15.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion or exercise discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

In responding to this comment, include the convertible notes that the selling shareholders will receive conditioned upon the effectiveness of the registration statement.

16.   Please disclose in a table:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 12;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 13 and comment 15.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 12 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 13 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

17. Please disclose in another table the same information as requested in comment 16, above, but substituting for the fourth bullet point the combined total possible profit to be realized as a result of any redemption conversion discounts used if the company chooses to convert its mandatory redemption obligations under the notes into securities and any other warrants, options, notes, or other securities held by selling shareholders or any affiliates of selling shareholders that is disclosed in response to our comment 14 and comment 15.

Shares Outstanding Prior to the Transaction, page 3

18. As shown in the first row of your table, the number of shares outstanding prior to convertible note transaction held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders is 53,090,000. This number does not appear consistent with your disclosure elsewhere of 40,286,576 outstanding shares held by non-affiliates. Please tell us what accounts for the difference or, alternatively, revise your disclosure throughout your prospectus to be consistent.

Risk Factors, page 4

19. Please revise your prospectus so that your "Risk Factors" section immediately follows your "Summary Information" section. Refer to Regulation S-B Item 503(c).

20.   Please provide a risk factor that discusses the dilutive impact of the notes and warrants issued and issuable in the July 2007 financing. In your risk factor, discuss the beneficial ownership limitations contained in the notes and warrant agreements. In particular, discuss that the beneficial ownership limitations do not prevent the selling shareholders from ultimately exercising and selling the full amount issuable upon exercise of the notes and warrants. In this regard, state that, even though the selling shareholders may not receive more than 4.99% of the then-outstanding common stock, this restriction does not prevent them from selling some of their holdings and then receiving additional shares. In this way, the selling shareholders could sell more than these limits while never holding more than the limits.

Selling Stockholders, page 8

21.   With respect to the shares to be offered for resale by Midtown Partners & Co. LLC, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

22.   In the selling shareholders table, please disclose the percent of common stock owned prior to the offering based upon the number of shares owned prior to the offering.

23.   Please explain the following statements you make in note two to the selling shareholders table explaining disclosure under the column entitled "Shares of Common Stock to be Sold in the Offering":

  • You state that the "conversion has been calculated based on the maximum number of shares the Investors can receive in accordance with the 8% Callable Secured Convertible Notes and Rule 415." Please note that disclosure of the number of shares to be offered by the selling shareholders is based upon the number of shares being registered.

  • You state that the actual number of shares of common stock issuable upon conversion of the notes is indeterminate and depends on the future market price of your common stock. Although we note that the conversion price of $0.82 per share is adjustable in certain circumstances, it is not apparent to us that the market price of your common stock is one of such circumstances. Please clearly explain to us, with a view towards disclosure in your prospectus, how the number of shares of common stock issuable upon conversion of the notes is dependent on the market price of your common stock.

24.   If material, please disclose in narrative disclosure to the table the number of shares the selling shareholders would beneficially own as a result of purchasing the additional convertible notes upon effectiveness of this registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 12

25.   Please revise your table to provide beneficial ownership information as of the most recent practicable date as required by Regulation S-B Item 403. Additionally, revise to remove repetitive and/or inconsistent disclosure in the two introductory paragraphs to the table.

Description of Securities, page 12

Convertible Notes, page 13

26.   You state that investors hold notes aggregating $2,787,456 as of the date of the prospectus. Please revise this statement to be consistent with disclosure elsewhere of an aggregate of $2,285,714 notes outstanding.

Notes to Consolidated Financial Statements, page F-7

27.   We note statements in your Notes to Consolidated Financial Statements that appear inconsistent with disclosure elsewhere in your prospectus and raise confusion about your capitalization before and after your 8.75:1 stock split and the issuance of 39,817,500 shares in your reverse merger in March 2007. For example, on page 1 you disclose that you issued 39,817,500 shares to shareholders of GTHL in the reverse merger. In Note 1 on page F-7 you disclose you issued 52,890,000 shares in the reverse merger. In Note 9 on page F-16 you disclose that you had 52,890,000 shares outstanding as of December 31, 2006. Please advise.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, Kathleen Krebs, Special Counsel, at 202-551-3810, or me, at 202-551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188